Exhibit 99.2

ANNUAL GENERAL MEETING APRIL 15, 2021 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE VIRTUALLY HELD ON THURSDAY, APRIL 15, 2021 AT 5:30 P.M. CEST

The Annual General Meeting (“AGM”) can be followed via a live webcast that will be available on the Company’s website (www.cnhindustrial.com). Votes can only be cast in advance of the AGM as further set out in the convocation notice. The language of the meeting shall be English. The AGM is convened to discuss and decide on the agenda reflected below.

1.	OPENING

2.	ANNUAL REPORT 2020

a. Policy on additions to reserves and on dividends (discussion only item)

b. Adoption of the 2020 Annual Financial Statements (voting item)

c. Determination and distribution of dividend (voting item)

d. Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	2020 REMUNERATION REPORT

Application of the remuneration policy in 2020 (advisory voting item)

4.	(RE)-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND RE-APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Suzanne Heywood (voting item)

b. Appointment of Scott W. Wine (voting item)

c. Re-appointment of Howard W. Buffett (voting item)

d. Re-appointment of Tufan Erginbilgic (voting item)

e. Re-appointment of Léo W. Houle (voting item)

f. Re-appointment of John B. Lanaway (voting item)

g. Re-appointment of Alessandro Nasi (voting item)

h. Re-appointment of Lorenzo Simonelli (voting item)

i. Re-appointment of Vagn Sørensen (voting item)

5.	RE-APPOINTMENT OF INDEPENDENT AUDITOR

Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

6.	REPLACEMENT OF THE EXISTING AUTHORIZATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

7.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of shareholders.

Item 2: Annual Report 2020

◾	2a Policy on additions to reserves and on dividends (discussion only item)

Subject to the adoption of the 2020 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the Annual General Meeting of shareholders, the Board, in accordance with article 21, paragraph 9, of the articles of association of the Company (“Articles of Association”), proposes to shareholders to distribute a dividend in cash of € 0.11 per outstanding common share (after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association).

◾	2b Adoption of the 2020 Annual Financial Statements (voting item)

The executive directors of the Company will present the development of the business and results achieved in 2020. Further, they will comment on the Report on Operations. Please refer to the relevant sections of the Annual Report.

The Company’s 2020 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, that has issued an unqualified opinion. It is proposed that the 2020 Annual Financial Statements be adopted by the Annual General Meeting of shareholders.

◾	2c Determination and distribution of dividend (voting item)

The Board recommends to shareholders the distribution of a dividend in cash of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $180 million, translated at the exchange rate reported by the European Central Bank on March 1, 2021).

The outstanding common shares will be quoted ex-dividend from April 19, 2021; the record date for the dividend shall be April 20, 2021 on both MTA and NYSE. It is expected that the dividend on the outstanding common shares will be paid on May 5, 2021.

◾	2d Release from liability of the executive directors and the non-executive directors of the Board (voting item)

The Annual General Meeting of shareholders is requested to release: (i) the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts, and (ii) the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts.

Item 3: 2020 Remuneration Report

◾	Application of the remuneration policy in 2020 (advisory voting item)

The director’s Remuneration Report for 2020 is contained in the Company’s Annual Report and complies with the Remuneration Policy (as revised by the shareholders at the Annual General Meeting held in April 2020). Our 2020 Remuneration Report gives an overview of how our Remuneration Policy has been implemented in 2020. The Report has been prepared in line with the legal disclosure requirements contained in the Dutch Civil Code implementing the European Shareholders’ Rights Directive. For further details on the remuneration of the Company’s directors, please refer to the “Remuneration of Directors” section of the Annual Report.

Item 4: (Re)-appointment of the executive directors and re-appointment of the non-executive directors

Pursuant to article 13, paragraph 3 of the Articles of Association, the term of office of the executive directors and the non-executive directors will expire on the day the first Annual General Meeting of shareholders is held in the calendar year following their year of appointment. Each executive director and each non-executive director may be re-appointed at any subsequent Annual General Meeting of shareholders. In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the geographic distribution of its businesses, the Board should be composed of individuals with skills, experience and cultural background, both general and specific, acquired in an international environment and relevant to an understanding of the macro-economy and global markets, more generally, as well as the industrial and financial sectors, more specifically. An appropriate and diversified mix of skills, professional backgrounds and diversity factors are fundamental to the proper functioning of the Board as a collegial body.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. Finally, the presence of independent directors is essential in order to protect the interests of all shareholders and third parties. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of directors be set at 9 a number deemed appropriate for the effective functioning of the Board and its Committees, and that number of executive directors be confirmed at two, a number deemed appropriate for the effective functioning of the Board. Therefore, the Board recommends: (a) the re-appointment of the current executive director, Ms. Heywood, and the appointment of Mr. Wine as executive director, (b) the re-appointment of Mr. Buffett, Mr. Erginbilgic, Mr. Houle, Mr. Lanaway, Mr. Nasi, Mr. Simonelli and Mr. Sørensen, as non-executive directors. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept either re-appointment or appointment, as the case may be.

Pursuant to the Articles of Association, the new term of office of the directors will expire on the day of the first Annual General Meeting of shareholders that will be held in 2022. The directors’ remuneration will comply with the Remuneration Policy (as revised by the shareholders at the Annual General Meeting held in April 2020).

◾	4a Re-appointment of Suzanne Heywood (voting item)

◾	4b Appointment of Scott W. Wine (voting item)

The Board believes that the contribution and performance of the executive director seeking re-appointment at the Annual General Meeting of shareholders continues to be effective, and that she demonstrates commitment to her role in the Company. The Board also believes that the appointment of Mr. Scott W. Wine strengthens the expertise and capabilities of the Board of Directors.

Accordingly, the Board recommends to re-appoint Suzanne Heywood and appoint Scott W. Wine as executive directors.

◾	4c Re-appointment of Howard W. Buffett (voting item)

◾	4d Re-appointment of Tufan Erginbilgic (voting item)

◾	4e Re-appointment of Léo W. Houle (voting item)

◾	4f Re-appointment of John B. Lanaway (voting item)

◾	4g Re-appointment of Alessandro Nasi (voting item)

◾	4h Re-appointment of Lorenzo Simonelli (voting item)

◾	4i Re-appointment of Vagn Sørensen (voting item)

The Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Howard W. Buffett, Tufan Erginbilgic, Léo W. Houle, John B. Lanaway, Alessandro Nasi, Lorenzo Simonelli and Vagn Sørensen.

The relevant biographical details and curriculum vitae of each nominee are available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 5: Re-appointment of Independent Auditor

◾	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

The Audit Committee has reviewed and considered the performance of the independent auditors in connection with the review and audit of the Company’s 2020 quarterly and consolidated annual audited financial statements and, based on such review, the Audit Committee has recommended to the Board the re-appointment of Ernst & Young Accountants LLP as Company’s independent auditor for the financial year ending December 31, 2021.

Item 6: Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company (voting item)

Consistent with previous resolutions of the Annual General Meetings of shareholders, at the Annual General Meeting of shareholders held on April 16, 2020, shareholders renewed the authority granted to the Board to acquire the Company’s common shares through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 16, 2020. Such authorization expires 18 months after the date of the 2020 Annual General Meeting of shareholders.

In order to maintain the necessary operating flexibility over an adequate time period and considering the fact that the current authorization to acquire the Company’s common shares expires on October 15, 2021, the Board proposes to the Annual General Meeting to replace the existing authority with a new authorization to acquire the Company’s common shares through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months from April 15, 2021 and up to and including October 14, 2022 (in accordance with article 7 of the Articles of Association and in compliance with applicable rules and regulations).

Neither this new authorization, nor the launch of any share buy-back program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a resolution of the Board of Directors. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.

The Board’s authority shall be limited to a maximum of up to 10% of the issued common shares on April 15, 2021 and, in compliance with applicable rules and regulations, purchases will be subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

Item 7: Close of meeting

The chairperson of the meeting will close the Annual General Meeting of shareholders. Final greetings.

CNH Industrial N.V., March 3, 2021

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.